

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Sherif Abdou
Chief Executive Officer
P3 Health Partners Inc.
2370 Corporate Circle, Suite 300
Henderson, NV 89074

> **Re: P3 Health Partners Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2023**
> **File No. 333-275457**

Dear Sherif Abdou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Lisa Martin, Esq.